December 23, 2019

Daniel R. Sheehan
Chairman and Chief Executive Officer
Professional Holding Corp.
396 Alhambra Circle, Suite 255
Coral Gables, FL 33134

       Re: Professional Holding Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 13, 2019
           CIK No. 0001630856

Dear Mr. Sheehan:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed December 13, 2019

Note B - Pro Forma Adjustments, page 32

1. Please supplementally provide the computation of the fair value of consideration paid for
       MBI's common equity of $84,358 in adjustment (i).
Comparative Historical And Unaudited Pro Forma Per Share Data, page 35

2. Please tell us how you determined the actual amounts of Company End of Period Diluted
       Shares Outstanding and MBI End of Period Diluted Shares Outstanding at September 30,
       2019 and December 31, 2018, respectively.
 Daniel R. Sheehan
Professional Holding Corp.
December 23, 2019
Page 2

       You may contact Christina Harley at 202-551-3695 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameDaniel R. Sheehan                      Sincerely,
Comapany NameProfessional Holding Corp.
                                                         Division of
Corporation Finance
December 23, 2019 Page 2                                 Office of Finance
FirstName LastName